CELSION CORPORATION
997 Lenox Drive, Suite 100
Lawrenceville, NJ  08648

August 20, 2012

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549
Attention:  Jeffrey P. Riedler, Assistant Director

Re:	Celsion Corporation -- Form S-3 (File No. 333-183286)

Dear Mr. Riedler:

We are in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 16, 2012, regarding the Form S-3 (File No. 333-183286) filed by Celsion Corporation, a Delaware corporation (the “Registrant”), on August 13, 2012.  Amendment No. 1 to the Form S-3 (the “Registration Statement”), to be filed today under the Securities Act of 1933, as amended, contains revisions that have been made in response to comments received from the Staff in such letter.

Set forth below are the Registrant’s responses to the Staff’s comments.  The numbers associated with the headings and responses set forth below correspond to the numbered comments in the letter from the Staff.

Registration Statement on Form S-3

1.
Please amend page 2 of your registration statement to incorporate by reference the Form 10-Q filed by the company on August 14, 2012.  Please refer to Item 12(a)(2) of Form S-3.  In addition, it appears the reference to Form 8-K filed on June 17, 2012 should be revised to indicate the Form 8-K filed on June 7, 2012.

Response:

The Registration Statement has been revised to incorporate by reference the Form 10-Q filed by the Registrant on August 14, 2012 and to revise the reference to Form 8-K filed on June 17, 2012 to indicate the Form 8-K filed on June 7, 2012 in response to the Staff’s comment.

*           *           *

As specifically requested by the Commission, the Registrant acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call Gregory Weaver, Senior Vice President and Chief Financial Officer of the Registrant, at (410) 290-5390 or Sam Zucker of O’Melveny & Myers LLP at (650) 473-2638.

Sincerely,

/s/ Michael H. Tardugno

Michael H. Tardugno
President and Chief Executive Officer

cc:	Gregory Weaver, Senior Vice President and Chief Financial Officer of Celsion Corporation
Sam Zucker, Esq., O’Melveny & Myers LLP